Exhibit 99.3

Venafi Holdings, Inc. and Subsidiaries
Condensed Consolidated Financial Statements as of June 30, 2024 and December 31, 2023
and for the three and six months ended June 30, 2024 and 2023

Venafi Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands, except share and per share data)

	June 30, 2024	December 31, 2023
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$113,298	$103,653
Restricted cash	—	428
Accounts receivable, net	29,001	39,880
Contract acquisition costs, net	4,410	4,310
Contract assets	13,872	14,886
Prepaid expenses and other	6,456	5,562
Total current assets	167,037	168,719
Property and equipment, net	348	483
Intangible assets, net	236,703	276,561
Contract acquisition costs, noncurrent, net	6,331	7,188
Right-of-use assets	4,176	5,129
Goodwill	550,086	550,086
Other assets	1,115	1,470
Total assets	$965,796	$1,009,636
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$9,006	$3,011
Accrued compensation	9,527	15,807
Note payable, net of issuance costs	249,486	—
Deferred revenue	51,398	53,180
Lease liabilities	1,497	1,767
Other current liabilities	799	1,254
Total current liabilities	321,713	75,019
Deferred revenue, net of current portion	9,837	11,054
Deferred tax liability, net	5,176	6,271
Lease liabilities, net of current portion	2,896	3,595
Note payable, net of issuance costs	—	248,973
Other liabilities	454	376
Total liabilities	340,076	345,288
Commitments and contingencies (Note 10)
Equity:
Class A common shares, $0.001 par value, 100,000 shares authorized, 6,841 shares issued and outstanding as of June 30, 2024 and December 31, 2023[1]	—	—
Class B common shares, $0.001 par value, 11,000,000 shares authorized, 9,296,478 shares issued and outstanding as of June 30, 2024 and December 31, 2023	9	9
Additional paid-in capital	925,465	921,688
Accumulated other comprehensive loss	(696)	(608)
Accumulated deficit	(299,058)	(256,741)
Total equity	625,720	664,348
Total liabilities and equity	$965,796	$1,009,636

1 Represents value less than $1,000

See accompanying notes to condensed consolidated financial statements

Venafi Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(unaudited, in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue
Subscription	$40,876	$33,976	$74,785	$72,772
Professional services and other	2,283	2,423	4,787	5,317
Total revenue	43,159	36,399	79,572	78,089
Cost of revenue (exclusive of amortization of acquired developed technology intangible asset included in general and administrative below):
Subscription	4,534	3,708	8,325	6,960
Professional services and other	2,413	3,225	4,873	6,249
Total cost of revenue	6,947	6,933	13,198	13,209
Gross profit	36,212	29,466	66,374	64,880
Operating expenses:
Research and development	8,856	9,384	17,679	18,744
Sales and marketing	12,333	11,848	24,377	23,880
General and administrative	30,264	25,416	59,095	51,043
Restructuring	—	188	—	459
Total operating expenses	51,453	46,836	101,151	94,126
Operating loss	(15,241)	(17,370)	(34,777)	(29,246)
Other (expense) income:
Interest expense, net	(4,042)	(4,315)	(8,049)	(8,676)
Foreign currency loss	(29)	(148)	(188)	(232)
Other loss	(42)	—	(42)	(29)
Total other expense	(4,113)	(4,463)	(8,279)	(8,937)
Loss before income taxes	(19,354)	(21,833)	(43,056)	(38,183)
Benefit (expense) from income taxes	(699)	(1,939)	(739)	(4,368)
Net loss	$(18,655)	$(19,894)	$(42,317)	$(33,815)

See accompanying notes to condensed consolidated financial statements

Venafi Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited, in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net loss	$(18,655)	$(19,894)	$(42,317)	$(33,815)
Other comprehensive loss:
Foreign currency translation adjustment	(29)	(22)	(88)	5
Unrealized gain on securities	—	1	—	10
Total comprehensive loss	$(18,684)	$(19,915)	$(42,405)	$(33,800)

See accompanying notes to condensed consolidated financial statements

Venafi Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements Stockholders’ of Equity
 (Unaudited, in thousands except share data)

	Class A Shares			Class B Shares
	Shares		Amount	Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Loss	Retained Earnings Accumulated Deficit	Total Stockholders’ Equity
Balances at December 31, 2023	6,841		$—	9,296,478	$9	$921,688	$(608)	$(256,741)	$664,348
Repurchases of Class A Shares	—	[2]	—	—	—	(2)	—	—	(2)
Stock compensation issued by Parent	—		—	—	—	1,975	—	—	1,975
Net loss	—		—	—	—	—	—	(23,662)	(23,662)
Foreign currency translation	—		—	—	—	—	(59)	—	(59)
Balances at March 31, 2024	6,841		$—	9,296,478	$9	$923,661	$(667)	$(280,403)	$642,600
Stock compensation issued by Parent	—		—	—	—	1,804	—	—	1,804
Net loss	—		—	—	—	—	—	(18,655)	(18,655)
Foreign currency translation	—		—	—	—	—	(29)	—	(29)
Balances at June 30, 2024	6,841		$—	9,296,478	$9	$925,465	$(696)	$(299,058)	$625,720

	Class A Shares		Class B Shares
	Shares	Amount	Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Loss	Retained Earnings Accumulated Deficit	Total Stockholders’ Equity
Balances at December 31, 2022	6,867	$—	9,296,478	$9	$916,365	$(598)	$(182,107)	$733,669
Repurchases of Class A Shares	(16)	—	—	—	(2,033)	—	—	(2,033)
Stock compensation issued by Parent	—	—	—	—	2,260	—	—	2,260
Net loss	—	—	—	—	—	—	(13,921)	(13,921)
Gain on available-for-sale securities	—	—	—	—	—	9	—	9
Foreign currency translation	—	—	—	—	—	27	—	27
Balances at March 31, 2023	6,851	$—	9,296,478	$9	$916,592	$(562)	$(196,028)	$720,011
Repurchases of Class A Shares	(7)	—	—	—	(862)	—	—	(862)
Stock compensation issued by Parent	—	—	—	—	2,220	—	—	2,220
Net loss	—	—	—	—	—	—	(19,894)	(19,894)
Gain on available-for-sale securities	—	—	—	—	—	1	—	1
Foreign currency translation	—	—	—	—	—	(22)	—	(22)
Balances at June 30, 2023	6,844	$—	9,296,478	$9	$917,950	$(583)	$(215,922)	$701,454

2 Amount is a fractional share that does not round to a full share

See accompanying notes to condensed consolidated financial statements

Venafi Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited, in thousands)

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(42,317)	$(33,815)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	40,069	40,143
Stock-based compensation	3,779	4,480
Amortization of debt issuance costs	514	623
Change in operating assets and liabilities:
Accounts receivable	10,878	377
Contract acquisition costs	751	87
Contract assets	1,273	2,564
Prepaid expenses and other	(898)	(132)
Right-of-use assets	946	502
Other assets	93	7
Accounts payable and accrued liabilities	5,997	(683)
Accrued compensation	(6,252)	(5,598)
Deferred revenue	(3,000)	4,380
Deferred tax liability, net	(1,094)	(4,721)
Lease liabilities	(962)	(491)
Other liabilities	49	(191)
Net cash provided by operating activities	9,826	7,532
Cash flows from investing activities:
Acquisition of business, net of cash and restricted cash acquired	(428)	—
Purchases of property and equipment	(23)	(123)
Purchases of intangible assets	(53)	(13)
Sales and maturities of investments	—	1,350
Net cash (used in) provided by investing activities	(504)	1,214
Cash flows from financing activities:
Repurchases of Class A shares	(2)	(2,895)
Payments for debt issuance costs	—	(700)
Net cash used in financing activities	(2)	(3,595)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(103)	(9)
Net increase in cash, cash equivalents, and restricted cash	9,217	5,142
Cash, cash equivalents, and restricted cash, beginning of period	104,081	71,409
Cash, cash equivalents, and restricted cash, end of period	$113,298	$76,551

Supplemental cash flow information:
Cash paid for interest	$10,279	$9,546

See accompanying notes to condensed consolidated financial statements

Venafi Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Venafi Holdings, Inc. (“the Company,” “Holdings,” “we,” “us,” or “our”) is a cybersecurity company that invented and delivers Machine Identity Management solutions. In the same way people use usernames and passwords for identity and access to the network, machines (devices and applications) use machine identities (such as digital keys and certificates) for identity and access. Venafi developed a platform that manages machine identities, providing visibility, intelligence and automation across our customers’ networks. Venafi has offices in Salt Lake City, Utah; Palo Alto, California; Bulgaria and the United Kingdom.

Thoma Bravo Merger
On December 31, 2020, Venafi, Inc. and its subsidiaries were acquired by Thoma Bravo, LLC, a Delaware limited liability company (“Thoma Bravo”), pursuant to an Agreement and Plan of Merger (the “Merger”). As part of the Merger, several new legal entities that are controlled by Thoma Bravo were created, including Venafi Parent, LP (Parent), a Delaware limited partnership and Venafi Holdings, Inc. Following the completion of the Merger, Venafi, Inc. is a wholly owned subsidiary of Venafi Holdings, Inc. which is a wholly owned subsidiary of Parent.

CyberArk Transaction
On May 19, 2024, Venafi Parent, LP entered into a definitive Agreement and Plan of Merger to sell the entire share capital of the Company to CyberArk Software, Ltd. a cybersecurity software company that helps organizations protect identities and defend against cyber attacks. Completion is subject to various regulatory and anti-trust reviews and approvals.

Basis of Presentation and Principles of Consolidation
The Company prepares the condensed consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The condensed consolidated financial statements include the financial statements of Venafi Holdings, Inc. and its wholly owned subsidiaries, Venafi Inc., Venafi Ltd., Venafi U.K., Ltd., Venafi SAS, Venafi Pty Ltd, and Venafi EOOD. All intercompany transactions and balances have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and equity at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Note 2. Summary of Significant Accounting Policies

Business Combinations
We account for business combinations by recognizing the fair value of acquired assets and liabilities. The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is recorded as goodwill. Determining the fair value of assets and liabilities assumed requires management to make significant estimates and assumptions, especially with respect to intangible assets. While we use our best estimates and assumptions as part of the purchase price allocation to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain. Acquisition-related transaction costs are expensed as incurred.

Revenue Recognition
The Company recognizes revenue under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies judgment in identifying and evaluating terms and conditions in contracts which may impact revenue recognition.

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. The Company’s software subscriptions that are deployed on premises to customers include both upfront revenue recognition when the Company transfers control of the term-based license to the customer, as well as revenue recognized ratably over the contract period for support and maintenance based on the stand-ready nature of these subscription elements. Revenue related to the Company’s cloud native products delivered under a software as a service (“SaaS”) arrangement is recognized ratably over the contract term.

Professional services revenue is recognized as services are performed based on an estimated percentage complete. Revenue from trainings is recognized on the date the trainings are delivered.

Certain of our licensing arrangements allow customers the ability to remix among our products. For these arrangements, we estimate the allocation of the revenue to product categories based upon the expected usage of our products. Remix rights are not an additional promised good or service in the contract.

The Company generates sales directly through its sales team as well as through its channel partners. Where channel partners are involved, the Company has determined that it is the principal in these arrangements. Sales to channel partners are generally made at a discount, and revenues are recorded at the discounted price once the revenue recognition criteria have been met.

Concentrations of Risk and Significant Customers
The Company maintains its cash and investment balances at financial institutions which at times may exceed federally insured limits established by the Federal Deposit Insurance Corporation (“FDIC”). As of June 30, 2024, approximately $112.0 million of the Company’s cash and equivalents exceeded insured limits.

The Company had no customers with an accounts receivable balance over 10% of total accounts receivable as of June 30, 2024 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. The Company determines the appropriate classification of our investments at the time of purchase and evaluates such designation at each balance sheet date.

Restricted cash and cash equivalents and other payables
A portion of the funds related to the 2020 Merger were sent to the Company during 2022 by the former transfer agent to be distributed to former shareholders of Venafi, Inc. Some of the cash was not yet distributed as of December 31, 2023 and was therefore held in our bank account. As of December 31, 2023 we classified $0.4 million as “Restricted cash and cash equivalents” in the condensed consolidated balance sheet. Since we did not have rights to the cash, corresponding liabilities were recorded in the “Other current liabilities” line. All of the remaining “Restricted cash and cash equivalents” was distributed in Q1 2024.

Investments
We classify our investments as available-for-sale and record these investments at fair value. We invest in commercial paper, corporate bonds and U.S. Government bonds. Investments with an original maturity of greater than three months at the date of purchase and a maturity date of less than one year from the date of the balance sheet are classified in current assets as short term investments and those with maturities of more than one year from the date of the balance sheet are classified in noncurrent assets as long term investments in the condensed consolidated balance sheets. We do not invest in any securities with contractual maturities greater than 24 months. Unrealized gains and losses that are considered temporary are reported as a component of other comprehensive income or loss. The Company had no available-for-sale investments as of June 30, 2024 and December 31, 2023.

On December 2, 2021, we purchased a 3% ownership interest in Device Authority, a privately held company providing automated Public Key Infrastructure (PKI) for Internet of Things (IoT), which is accounted for under the equity method based on our ability to exercise influence over the company's operating and financial policies. Our investments in this company are classified within the other assets caption on our condensed consolidated balance sheets. The carrying value of our investment was $0.3 million and $0.4 million as of June 30, 2024 and December 31, 2023, respectively.

Accounts Receivable
Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts, when deemed necessary, based on a review of all outstanding amounts. Management estimates an allowance for doubtful accounts by identifying specific troubled accounts and by using historical experience applied to an aging of accounts. Receivables are charged off against the allowance for doubtful accounts when management determines the probability of collection is remote. We did not charge off any amounts as uncollectible during the three and six months ended June 30, 2024 and 2023.

Management determined there were no uncollectible accounts to include in the allowance for doubtful accounts as of June 30, 2024 and December 31, 2023 .

Contract Assets
Contract assets represent amounts related to our contractual right to consideration for both completed and partially completed performance obligations that have not been invoiced. Unbilled receivables that will be collected during the succeeding 12-month period are recorded as current contract assets, and the remaining unbilled receivables are recorded as non-current contract assets and are included in the “Other assets” caption in the Company’s condensed consolidated balance sheets.

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Useful Lives
Computers and equipment	3 years
Leasehold improvements	3-7 years
Software	3 years
Furniture and fixtures	5 years

Routine maintenance and repairs are expensed as incurred.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations using the acquisition method of accounting, which requires that the assets and liabilities acquired be recorded at the date of acquisition at their respective fair values. We assess goodwill for impairment on an annual basis.

Intangible Assets
Intangible assets with finite lives arising from business combinations are initially recorded at fair value and amortized over their useful lives using the straight-line method. Amortization of purchased intangible assets acquired through business combinations are included in the “General and administrative” line on our condensed consolidated statements of operations and comprehensive loss. The estimated useful life for each acquired intangible asset class is as follows:

Asset Type	Useful Lives
Customer relationships	2-8 years
Trade names	5-8 years
Developed technology	4 years

There were no indicators of impairment related to our intangible assets during any period presented in these condensed consolidated financial statements.

Impairment of Long-Lived Assets
The Company reviews its property and equipment and other long-lived tangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may be impaired. If an indicator of impairment exists and it is determined that the undiscounted future net cash flows are not sufficient to recover the carrying amounts of the assets, impairment losses are recognized in the statements of operations for the difference between the carrying amounts and the fair values of the assets.

There were no indicators of impairment related to our long-lived assets during any period presented in these condensed consolidated financial statements.

Contract Acquisition Costs
Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new contracts and additional sales to existing customers are deferred and recorded in contract acquisition costs, current and noncurrent, in the Company’s condensed consolidated balance sheets. Contract acquisition costs are amortized over the period of benefit, which the Company has determined to be generally five years. The Company determined the period of benefit by taking into consideration its customer contracts, its technology and other factors. Contract acquisition costs are amortized consistent with the pattern of revenue recognition for each performance obligation for contracts for which the commissions were earned. The Company includes amortization of contract acquisition costs in sales and marketing expense in the condensed consolidated statements of operations. The Company periodically reviews the carrying amount of contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of contract acquisition costs. The Company did not recognize an impairment of contract acquisition costs during any of the periods presented in the financial statements.

Leases
The Company recognizes leases under Accounting Standards Codification Topic 842, Leases (“ASC 842”). Under ASC 842, leases with a term greater than one year are recognized on the balance sheet as right-of-use (“ROU”) assets and lease liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. Lease liabilities are calculated using the effective interest method. The implicit rate within our operating leases is generally not determinable and therefore we use the incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The determination of our incremental borrowing rate requires judgment. We determine our incremental borrowing rate for each lease using our estimated borrowing rate, adjusted for various factors including level of collateralization and duration to align with the terms of the lease. The operating lease ROU asset also includes any lease prepayments, offset by lease incentives. Certain of our leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain we will exercise that option. An option to terminate is considered unless it is reasonably certain we will not exercise the option.

The Company has elected not to recognize ROU assets and lease liabilities for leases with terms of one year or less. For contracts with lease and non-lease components, we have elected not to allocate the contract consideration and to account for the lease and non-lease components as a single lease component.

Software Development Costs
Development costs for software to be sold externally incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and, upon general release, are amortized using the greater of either the straight-line method over the expected life of the related products or based upon the pattern in which economic benefits related to such assets are realized. Amortization expense related to software to be sold externally is included in cost of revenue on the condensed consolidated statements of operations. In most instances, the Company believes its current process for developing software is essentially completed and products became available for general use concurrent with the establishment of technological feasibility. The Company capitalized an immaterial amount of software development costs during the three and six months ended June 30, 2024 and 2023.

The Company capitalizes costs incurred to develop or obtain internal-use software, including costs incurred in hosting arrangements that are service contracts. Implementation costs related to a hosting agreement that is a service contract are accounted for as intangible assets and amounts capitalized are amortized over the term of the hosting agreement, including optional renewal periods the Company anticipates exercising. Amortization expense related to internal-use software is included in operating expenses on the condensed consolidated statements of operations. We expense costs incurred to renew or extend the term of internal use software as incurred.

Research and Development Costs
The Company expenses research and development costs as incurred. Research and development costs consist of costs to develop the Company’s software products that do not qualify for capitalization.

Cost of Revenue
Cost of revenue consists of the direct cost of subscriptions software products and professional services and other. These costs of revenue include payroll and other benefits of staff working in the Company’s customer support and professional service departments and contracted third-party vendors of professional services. Other costs include associated travel expenses, computer equipment, allocated overhead, cloud hosting and other general costs necessary to support and maintain the Company’s end users and assist in the implementation of the Company’s products.

Stock Compensation Issued by Parent
During 2021, Venafi Parent, LP implemented a management incentive plan in which it issues Class B units in Parent to certain of the Company’s team members for the performance of services. The Company has applied the guidance of FASB Interpretation 44, which establishes an accounting model whereby equity awards granted by a parent company to employees of a subsidiary are recognized in the financial statements of the subsidiary. See Note 7 for additional details about this plan.

For awards subject to service conditions only, the fair value of the award on the grant date is expensed on a straight-line basis over the requisite service period of the award. For awards subject to both service and performance conditions, we record expense when the performance condition becomes probable. Expense is recognized using the accelerated attribution method (on a tranche-by-tranche basis) for awards with a graded vesting schedule that are subject to both service and performance conditions. Forfeitures are accounted for as they occur. Fair value of the awards is determined using an options pricing model calculated by third-party valuation specialists. The timing of recognition of stock compensation expense may be accelerated if the awards are modified to accelerate the amount of awards vested.

Advertising Costs
The Company expenses the cost of advertising as incurred. Advertising costs primarily consist of events such as trade shows and other lead generation activities.

Compensated absences
We recognize liabilities for compensated absences dependent on whether the obligation is attributable to employee services already rendered, relates to rights that vest or accumulate and payment is probable and estimable. On December 31, 2022, we announced an open paid time off (“PTO”) policy for team members based in the United States effective January 1, 2023. Under the new policy, PTO will no longer vest or accumulate and no payment related to future service will be made. However, when team members leave the Company, they will be paid for PTO earned and accrued as of December 31, 2022 at their current pay rate as of their departure date.

Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax reporting bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred income tax assets when it is determined that it is more likely than not that some portion, or all, of the deferred income tax assets will not be realized.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions for any related appeals or litigation processes, based on the technical merits. The Company evaluates its uncertain tax positions, if any, on a continual basis through review of its policies and procedures, review of its regular tax filings, and discussions with outside experts.

The Company’s policy is to record tax-related interest and penalties as a component of income tax expense. The Company is subject to routine audits by taxing jurisdictions. Due to the history of U.S. tax losses since inception, the Company's federal and state returns are subject to examination for all years.

Recent Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosures. The guidance applies on a prospective basis, but retrospective application is permitted. Early adoption is permitted. The guidance is effective for annual periods beginning after December 15, 2025. The guidance will impact the presentation of and disclosures included in our tax footnote, but will not have any other impact on our condensed consolidated financial statements or results of operations.

There are no other recent accounting pronouncements expected to have a material impact on our condensed consolidated financial statements.

Note 3. Revenue from Contracts with Customers

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that we expect to be entitled to receive in exchange for these products or services.

Subscription

The Venafi Control Plane for Machine Identities includes subscription products for which a customer pays a recurring subscription fee and include term-based on-premises licenses and our term-based cloud-native software offerings (“Software as a Service” or “SaaS”), including TLS Cloud Protect and Jetstack Secure. Software licenses are always sold with maintenance and support. Our on-premises software licenses are distinct performance obligations, and we therefore recognize revenue attributable to licenses upfront at the time of delivery. Subscription revenue for our cloud native offerings is recognized ratably over the applicable subscription term.

Maintenance and support services are sold with our software products as either subscription maintenance with subscription licenses or as software support on perpetual licenses. As maintenance and support services are a separate performance obligation, revenue attributable to maintenance and support services is recognized ratably over the contractual period. Customers may also purchase premium support packages as term-based subscriptions. These additional services are treated as stand-ready obligations and associated revenue is recognized ratably over the contractual period and are included as “other subscription” in the table below.

Professional Services and Other

All our professional services are considered distinct performance obligations when sold on a stand-alone basis or with other products. For most of these contracts, revenue is recognized over time based upon the proportion of work performed to date. One-time sales of perpetual licenses are also included within this revenue caption.

Disaggregation of Revenue

The following table presents revenue by category (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Subscription
Term-based licenses	$16,018	$12,952	$25,796	$31,641
Maintenance and support	16,918	16,692	33,928	33,052
SaaS	5,830	2,366	10,886	4,268
Other subscription	2,110	1,966	4,175	3,810
Total subscription	40,876	33,976	74,785	72,771
Professional services and other	2,283	2,423	4,787	5,318
Total revenue	$43,159	$36,399	$79,572	$78,089

Deferred Revenue

The timing of revenue recognition may differ from the timing of invoicing to customers. The Company recognizes deferred revenue for payments received or amounts invoiced in advance of performance under the contract. Such amounts are recognized as revenue for products and services consistent with the above methodology. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current, and the remaining deferred revenue is recorded as non-current.

We receive payments from customers based upon contractual billing schedules. Accounts receivable is recorded when the right to consideration becomes unconditional and the amount has been invoiced. Contract assets represent amounts related to our contractual right to consideration for both completed and partially completed performance obligations that may not have been invoiced. Unbilled receivables that are expected to be collected during the succeeding 12-month period are recorded as current contract assets, and the remaining unbilled receivables are recorded as non-current contract assets.

Costs to obtain a contract

We capitalize commission expenses paid to internal sales personnel and partner referral fees that are incremental to obtaining customer contracts. These costs are recorded as contract acquisition costs in the condensed consolidated balance sheets. Contract acquisition costs in excess of amounts that are commensurate with commissions to be paid on renewals are amortized on a straight-line basis over an estimated period of benefit of five years. We determined the estimated period of benefit by taking into consideration the contractual term, expected renewals of customer contracts, our technology, and other factors. Contract acquisition costs that are commensurate with commissions to be paid on renewals are amortized over the license term and are recorded as amortization expense within sales and marketing in the condensed consolidated statements of operations. We periodically review the carrying amount of contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit.

Costs to obtain a contract for professional services arrangements are expensed as incurred in accordance with the practical expedient as the contractual period of our professional services arrangements are one year or less.

Contracts with multiple performance obligations

Most of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are considered distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (SSP) basis, with allocations first made to performance obligations for which we have established observable SSP, followed by a residual allocation based on management’s estimates for performance obligations that do not have observable SSP. We determine SSP based on our overall pricing objectives, taking into consideration market conditions and other factors, including selling method (i.e., partner or direct).

Note 4. Fair Value Measurements and Marketable Securities

We measure certain financial assets and liabilities at fair value. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liability.

We consider an active market to be one in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis, and we consider an inactive market to be one in which there are infrequent or few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers.

Our short-term financial instruments include cash equivalents, accounts receivable, accounts payable and accrued liabilities and are carried on the condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 at amounts that approximate fair value due to their short-term maturity dates.

There have been no transfers between fair value measurement levels during the periods presented. The following table presents our financial assets measured and recorded at fair value on a recurring basis using the above input categories (in thousands):

	June 30, 2024		December 31, 2023
	Fair Value	Input Level	Fair Value	Input Level
Money market funds	$98,716	Level 1	$96,359	Level 1

Note 5. Goodwill and Intangible Assets

Goodwill was $550.1 million as of both June 30, 2024 and December 31, 2023. There were no goodwill impairment charges in the three or six months ended June 30, 2024 or 2023.

The following table presents details of our intangible assets, which include acquired identifiable intangible assets and capitalized internal-use software costs (in thousands):

	As of June 30, 2024			As of December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Intangible assets subject to amortization
Developed technology	$121,700	$(106,488)	$15,212	$121,700	$(91,275)	$30,425
Customer relationships	361,224	(158,104)	203,120	361,224	(135,535)	225,689
Tradenames and trademarks	32,437	(14,276)	18,161	32,437	(12,237)	20,200
Other intangible assets	706	(496)	210	652	(405)	247
Total intangible assets	$516,067	$(279,364)	$236,703	$516,013	$(239,452)	$276,561

Amortization expense, included within “General and administrative” in the condensed consolidated statements of operations, was $20.0 million for the three months ended both June 30, 2024 and 2023, and $39.9 million for the six months ended both June 30, 2024 and 2023. All amortization of intangible assets is included within the “General and administrative” caption on the condensed consolidated statement of operations.

The Company did not have material purchases of internal use software licenses during the three and six months ended June 30, 2024 and 2023, respectively.

As of June 30, 2024, amortization of intangible assets with definite lives is estimated to be as follows (in thousands):

Amortization of intangibles:
Remainder of 2024	$39,903
2025	49,271
2026	49,201
2027	49,165
2028	49,163
Total	$236,703

Note 6. Equity

The capital structure of Venafi Holdings, Inc. consists of two classes of common stock, Class A and Class B.

Upon any liquidation, dissolution, merger or winding up of the Company, the Class A common stock will, in priority and preference to all other classes of Venafi Holdings, Inc. stock, entitle the holders thereof to a liquidation value equal to $100,000 per Class A common share plus any accrued and unpaid yield at a rate of 11% per annum, compounded quarterly.

The return on the Class A common shares is capped at the 11% per annum yield and is not guaranteed, nor will it be payable until a liquidity event occurs or a dividend is declared or is otherwise approved by the corporation’s board of directors. Any dividends accruing on the Class A common stock, may be paid, in lieu of cash, by the issuance of additional shares of Class A common stock (including fractional shares) having an aggregate liquidation value at the time of such payment equal to the amount of the dividends to be paid. No dividends for Class A common stock have been declared or paid in cash or issuance of additional shares since incorporation of the corporation.

The holders of Class B common stock will be entitled to the residual value of the Company after repayment of indebtedness and the liquidation value of the Class A common stock.

All holders of Class A and Class B common stock shall be entitled to one vote per share of Class A or Class B common stock on all matters to be voted on by the Corporation's stockholders. As a result of the Merger, the Company is controlled by Thoma Bravo.

None of the shares of common stock are redeemable at the option of the holder. Notwithstanding the foregoing, the Company may redeem or repurchase shares of common stock from present or former team members, directors or other service providers of the Company, usually when their services to the Company terminate, in accordance with the provisions of the equity repurchase agreements entered into with such service providers as approved by the Board. Parent Class A and Class B units related to co-investment or compensatory units are not repurchased directly. Instead, the repurchase agreements outline that Parent units are first sold to Venafi Holdings, Inc. in exchange for Venafi Holdings, Inc. issuing Class A shares to Parent at the Class A stock liquidation value (including any accrued and unpaid yield thereon). Cash for the exchanged Class A shares in Venafi Holdings, Inc. is then distributed to former service provider and the shares are cancelled.

Note 7. Stock Compensation Issued by Parent

Stock-based compensation expense for stock-based awards issued by Parent was classified in the accompanying condensed consolidated statement of operations as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Stock compensation expense:
Cost of revenue - subscription	$71	$177	$141	$358
Cost of revenue - professional services and other	36	50	76	99
Research and development	247	304	494	627
Sales and marketing	386	648	900	1,314
General and administrative	1,064	1,041	2,168	2,082
Total stock compensation expense	$1,804	$2,220	$3,779	$4,480

We recognize compensation cost of stock-based awards issued by Parent on a straight-line basis for awards that vest based only on a length of service condition and on an accelerated attribution method for awards that contain both length of service and market or performance conditions.

In March 2021, the Board approved the Venafi Parent, LP Incentive Equity Plan (the “2021 Plan”) to incentivize employees and in June 2021, the Board approved a co-investment plan for Venafi team members to purchase certain units of Venafi Parent, LP (the “Co-Invest Plan”) to align the employees and management with the owners of the business. The Co-Invest Plan offered employees and other service providers the one-time opportunity to co-invest in Venafi Parent, LP by purchasing Units directly from the Company for cash. Under the Co-Invest Plan, the purchase price for one Class A unit and 478 Class B units was $1,000, which is the same price and investment allocation between the two unit classes as the investment made by existing investors at the time of the Merger. The minimum cash investment was $2,500.

The 2021 Plan provides for the grant of incentive stock options, profits interest, equity appreciation rights and other forms of awards to employees and other service providers granted or denominated in Venafi LP’s Units. Under the 2021 Plan, 60,000,000 Class B Units issued by Parent (“Incentive Units”) were reserved for issuance (“Incentive Carry Pool”) and do not have a contractual life. Incentive Carry Pool grants are subject to a length of service and, in some cases, a performance vesting condition based on the achievement of a financial performance metric as established by the Company’s Board at the beginning of each year, over a performance period of four years. The awards with a performance vesting condition are not considered granted until the Board approves each annual financial performance metric.

Venafi Parent, LP granted 1,825,000 Incentive Units to certain members of the Board that are only subject to service-based vesting conditions over four years (“Board Carry Pool”). These Incentive Units are not included in the Incentive Carry Pool previously discussed and there is no contractual life.

Assumptions for Unit-based Awards

The fair value for each unit-based award was estimated at the date of grant using the Black-Scholes option-pricing model, which includes assumptions related to dividend yield, volatility, risk free rate and expected life. The Company has not paid any dividends. Since the Company is not publicly traded, the Company determines volatility by using the historical average volatility of a group of publicly traded companies in the same business sector as the Company. The Company uses a risk-free rate based on the implied yield currently available on U.S. Treasury zero-coupon issues with terms equivalent to the expected term of the options. The Company uses the simplified method to calculate expected life because we do not have information to make a more refined estimate, which is calculated as the midpoint of expected holding periods.

As of June 30, 2024 unrecognized compensation costs related to non-vested restricted stock awards was $13.7 million. The unrecognized compensation expense will be recognized over a weighted-average period of 2.8 years.

 Note 8. Debt

In conjunction with the Merger on December 31, 2020, the Company entered into a credit agreement. The credit agreement consists of a term loan facility in the aggregate principal amount of $250.0 million, a revolving loan facility in an aggregate principal amount of $25.0 million, including a letter of credit sub-facility in the aggregate availability amount up to $10.0 million, and a swing-line sub-facility in the aggregate availability amount of $10.0 million. The term loan and any borrowings on the line of credit bear interest at a floating rate of SOFR + 2.75%. During the first quarter of 2023, the maturity date of both the term loan and the revolving loan facility was extended to January 1, 2025.

As of June 30, 2024, outstanding borrowings under the term loan facility were $249.5 million, net of debt issuance costs of $0.5 million. This amount was classified as a current liability as of June 30, 2024 due to the maturity date of January 1, 2025. See Note 11 regarding uses and sources of liquidity for additional detail.

Note 9. Income Taxes

For the three and six months ended June 30, 2024 and 2023, the Company has utilized the discrete effective tax rate method, as allowed by ASC 740-270-30-18, Income Taxes—Interim Reporting, to calculate its interim income tax provision. The discrete method is applied when the application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The discrete method treats the year-to-date period as if it was the annual period and determines the income tax expense or benefit on that basis.

For both the three and six months ended June 30, 2024, the Company recorded a tax benefit of $0.7 million. For the three and six months ended June 30, 2023, the Company recorded a tax benefit of $1.9 million and $4.4 million, respectively.

Note 10. Commitments and Contingencies

Purchase Obligations
As of June 30, 2024, future minimum purchase obligations under multi-year, non-cancellable firm purchase commitments, primarily for purchases of software and services, such as data center operations and sales and marketing activities, by year were as follows (in thousands, exclusive of obligations under our term loan, leases, and amounts already included in accounts payable, accrued expenses and other liabilities in the condensed consolidated balance sheet):

Remainder of 2024	$2,906
2025	1,417
2026	68
Total	$4,391

No anticipated payments extend beyond 2026.

Legal Matters
From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. There were no such material matters as of June 30, 2024.

Note 11. Going Concern - Uses and Sources of Liquidity

The condensed consolidated financial statements included herein have been prepared on a going concern basis, which contemplates continuity of operations and the realization of assets and the satisfaction of liabilities in the ordinary course of business.

Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements - (Subtopic 205-40), requires the Company to make certain disclosures if it concludes that there is substantial doubt about the entity’s ability to continue as a going concern within 12 months from the date of the issuance of the accompanying condensed consolidated financial statements. As discussed in Note 8, the Company’s credit agreement with Truist Bank, matures on January 1, 2025. The Company believes that cash flow from operations will be sufficient to fund the Company’s obligations for at least 12 months from the issuance date of these financial statements, with the exception of the maturing credit agreement. The Company obtained a letter of support from Thoma Bravo Fund XIII, L.P. (“Thoma Bravo”) that states Thoma Bravo’s intent and ability to support the Company by providing funding to satisfy the outstanding balance of the credit agreement between Truist Bank and the Company at maturity, to the extent the Company and its subsidiaries are unable to obtain financing from another source to satisfy the outstanding balance.

Note 12. Subsequent Events

Management has evaluated events occurring subsequent to June 30, 2024 through August 8, 2024, the date these condensed consolidated financial statements were available to be issued.

On July 3, 2024, Venafi used $80.0 million in cash to pay down the term loan.

There were no other subsequent events requiring disclosure.